June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Katherine Wray

Re:         Macondray Capital Acquisition Corp. I

Registration Statement on Form S-1

Filed June 21, 2021, as amended

File No. 333-256171

Dear Ms. Wray

Reference is made to our letter dated June 28, 2021, requesting the acceleration of effectiveness of the above-referenced registration statement. The undersigned hereby withdraws its earlier acceleration request and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Macondray Capital Acquisition Corp. I that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday, June 30, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: Head of Capital Markets

As Representatives of the underwriters